October 29, 2015

Tom Kluck, Esq.

Legal Branch Chief

Folake Ayoola, Esq.

Senior Counsel

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wheeler Real Estate Investment Trust, Inc.

Registration Statement on Form S-3

Filed October 2, 2015

File No. 333-207241

Dear Mr. Kluck and Ms. Ayoola:

This letter is submitted on behalf of our client, Wheeler Real Estate Investment Trust, Inc. (the “Company”), in response to comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission, in a letter dated October 28, 2015 with respect to the Company’s Registration Statement on Form S-3 (File No. 333-207241) filed with the Commission on October 2, 2015 (the “Registration Statement”). For your convenience, we have reproduced your comment below in bold, followed by our response.

Selling Stockholders, page 5

1.	Please tell us whether Woodside Capital LLC and Fidelity Group LLC are affiliated with Woodside Capital Securities LLC and Fidelity Brokerage Services LLC, respectively. If any of these selling shareholders is an affiliate of a broker-dealer, please tell us whether the selling shareholder received the shares as underwriting compensation. We may have additional comments.

The Company acknowledges this comment and respectfully submits that Woodside Capital, LLC and Fidelity Group, LLC are not affiliated with Woodside Capital Securities LLC and Fidelity Brokerage Services LLC, respectively. The Company further submits that, as set forth in the Registration Statement, the only selling stockholder affiliated with a broker-dealer is KeyBank National Association, and it did not receive the shares as underwriting compensation.

The Company respectfully believes that the information contained herein is responsive to the Staff’s comment. Please feel free to contact me at 804-814-2209 for any questions related to this filing. We appreciate the Staff’s timely response.

Sincerely,

/s/ Bradley A. Haneberg

Bradley A. Haneberg, Esq.

cc:	Jon S. Wheeler, Wheeler Real Estate Investment Trust, Inc.

Steven M. Belote, Wheeler Real Estate Investment Trust, Inc.

Matthew B. Chmiel, Esq., Haneberg, PLC (matt@haneberg.us)